                     THIS DOCUMENT IS A COPY OF THE U-3A-2
               FILED ON FEBRUARY 26, 1999 PURSUANT TO A RULE 201
                          TEMPORARY HARDSHIP EXEMPTION

                                                           File No._____________



                       SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C.

                                  FORM U-3A-2



           STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER RULE
            U-3A-2 FROM THE PROVISIONS OF THE PUBLIC UTILITY HOLDING
                              COMPANY ACT OF 1935



     FLATHEAD ELECTRIC COOPERATIVE, INC. hereby files with the Securities Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

     1. Name, State of organization, location and nature of business of Claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which Claimant directly or indirectly holds an interest.

Claimant:      Flathead Electric Cooperative, Inc. ("FEC")
               2510 Highway 2 East
               Kalispell, Montana 59901

               State of organization:  Montana

               Nature of business: FEC is a not for profit, cooperative corporation which provides retail electric energy and distribution services.

Subsidiary:    Energy Northwest, Inc. ("ENI")
               2510 Highway 2 East
               Kalispell, Montana 59901

               State of organization:  Montana

               Nature of business: ENI is a corporation which was formed to provide retail electric energy and distribution services in the incorporated cities of Kalispell, Whitefish, and Columbia Falls, Montana. ENI first began operations in November, 1998.

Subsidiary:    Evergreen Rail Industrial Center, Inc.
               ("ERIC")
               2510 Highway 2 East
               Kalispell, Montana 59901

               State of organization:  Montana

               Nature of business: ERIC is a corporation which was formed by FEC to manage an industrial-commercial real property development located in Flathead County, Montana.

     2. A brief description of the properties of Claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the Stat in which Claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the boarders of such State.

Claimant:

     FEC owns and operates an electric distribution system located in Flathead, Lincoln, Lake, Carbon, and Big Horn Counties, Montana. The facilities are all located within the State of Montana. FEC does not own or operate electric generation, or natural gas production, transmission, or distribution facilities.

Subsidiary:

     ENI owns and operates an electric distribution system located in the cities of Kalispell, Whitefish, and Columbia Falls, Montana, which are located in Flathead County, Montana. The facilities are all located within the State of Montana. ENI does not own or operate electric generation, or natural gas production, transmission, or distribution facilities.

     3. The following information for the last calendar year with respect to Claimant and each of its subsidiary public utility companies:

          (a) Number of kwh, of electric energy sold (at retail or wholesale), and Mcf. Of natural or manufactured gas distributed at retail.

          Claimant:  FEC sold at retail 4,415,769,000 kwh. In calendar year
1997.

          Subsidiary: ENI is newly formed and has not operated for a calendar year.

          (b) Number of kwh, of electric energy and Mcf. Of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

          Not applicable.

          (c) Number of kwh, of electric energy and Mcf. Of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

          Not applicable.

          (d) Number of kwh, of electric energy and mcf of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

          FEC purchased 1,415,769,000 kwh in calendar year 1997 from utilities headquartered outside the State of

Montana, and took delivery of all the power at delivery points within the State of Montana. FEC can not say where the power was generated.

     4. The following information for the reporting period with respect to Claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

          Not applicable.

          (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

          (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

          (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the h9olding company claiming exemption or another system company, other than the EWG or foreign utility company.

          (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

          (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or good sold and fees or revenues under such agreement(s).

     The above-named Claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 25 day of Feb., 1999.

                                        FLATHEAD ELECTRIC COOPERATIVE, INC.



                                        By: /s/ [SIG]
                                            ------------------------------------
                                        Title:  President
                                               ---------------------------------

CORPORATE SEAL



Attest:

/s/ KARL SCHRADE
-------------------------------------
Karl Schrade, Secretary

     Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:

          Darrell S. Worm, Esq.
          General Counsel
          Flathead Electric Cooperative, Inc.
          17 Second Street East, Suite 211
          Kalispell, Montana 59901

                                  EXHIBIT "A"

        A consolidating statement of income and surplus of the Claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of Claimant and its subsidiary companies as of the close of such calendar year.

        Attached are consolidated financial statements and balance sheets for FEC and ERIC for 1997.

        FEC does not yet have consolidated financial statements for 1998. FEC will file an updated form when they are available.

                                  EXHIBIT "B"

        If, at the time a report on this form is filed, the registrant is required to submit this report and any amendments thereto electronically via EDGAR, and registrant shall furnish a Financial Data Schedule. The Schedule shall set forth the financial and other data specified below that are applicable to the registrant on a consolidated basis.

ITEM NO.                        CAPTION HEADING
1                               Total Assets
2                               Total Operating Revenues
3                               Net Income

                Not applicable.

                                  EXHIBIT "C"

        An organization chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.

                Not applicable.

                               FLATHEAD ELECTRIC
                               COOPERATIVE, INC.
                               KALISPELL, MONTANA

                       CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1997 AND 1996
                       WITH INDEPENDENT AUDITOR'S REPORT



                                  Prepared by:
                  JUNKERMIER, CLARK, CAMPANELLA, STEVENS, P.C.
                          Certified Public Accountants
                               Kalispell, Montana

                               TABLE OF CONTENTS

                                                                          PAGE
INDEPENDENT AUDITOR'S REPORT ............................................ 1

CONSOLIDATED FINANCIAL STATEMENTS

     Consolidated Balance Sheets ........................................ 2

     Consolidated Statements of Revenue
          and Patronage Capital ......................................... 3

     Consolidated Statements of Cash Flows .............................. 4

     Notes to Consolidated Financial Statements ......................... 5-19

                               [JCCS LETTERHEAD]


                          INDEPENDENT AUDITOR'S REPORT

To the Board of Trustees
Flathead Electric Cooperative, Inc.
Kalispell, Montana

We have audited the accompanying comparative consolidated balance sheets of Flathead Electric Cooperative, Inc. (a Montana corporation) and subsidiary, as of December 31, 1997 and 1996, and the related consolidated statements of revenue and patronage capital, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Cooperative's management. Our responsibility is to express an opinion on the consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Flathead Electric Cooperative, Inc. and subsidiary as of December 31, 1997 and 1996, and the results of its operations and cash flows for the years then ended in conformity with generally accepted accounting principles.

JUNKERMIER, CLARK, CAMPANELLA, STEVENS, P.C.
Certified Public Accountants

February 19, 1998

                      FLATHEAD ELECTRIC COOPERATIVE, INC.
                          CONSOLIDATED BALANCE SHEETS
                                  DECEMBER 31

                                     ASSETS

                                                       1997            1996
                                                  ------------     ------------
ELECTRIC PLANT
  In service                                      $ 33,469,752     $ 31,075,586
  Construction work in progress                      1,286,496        1,786,097
                                                  ------------     ------------
                                                    34,756,248       32,861,683
  Less accumulated depreciation                    (11,516,701)     (10,881,417)
                                                  ------------     ------------
                                                    23,239,547       21,980,266
                                                  ------------     ------------
OTHER ASSETS AND INVESTMENTS
  Land -- held for sale/lease/investment               434,253          441,130
  Investments in associated organizations            1,030,705          979,010
  ETCA special funds                                   150,370          199,022
  Temporary investments                                679,812          826,354
  Regulatory assets                                    390,487          341,705
                                                  ------------     ------------
                                                     2,685,627        2,787,221
                                                  ------------     ------------
CURRENT ASSETS
  Operating cash                                       (33,220)         552,057
  Accounts receivable                                3,395,920        3,672,643
  Materials and supplies                               473,195          465,990
  Other current assets                                  10,522           14,000
                                                  ------------     ------------
                                                     3,846,417        4,704,690
                                                  ------------     ------------
DEFERRED CHARGES                                       146,151          149,469
                                                  ------------     ------------
                                                  $ 29,917,742     $ 29,621,646
                                                  ============     ============

                             EQUITY AND LIABILITIES
EQUITY
  Memberships                                     $    285,900     $    277,375
  Patronage capital                                  8,086,400        7,955,492
  Other equities                                       281,925          229,647
                                                  ------------     ------------
                                                     8,654,225        8,462,514
                                                  ------------     ------------
OTHER LIABILITIES
  ETCA special funds                                   150,370          199,022
                                                  ------------     ------------
LONG-TERM DEBT                                      15,212,594       15,711,230
                                                  ------------     ------------
CURRENT LIABILITIES
  Current maturities of long-term debt                 755,149          326,816
  Accounts payable -- purchase power                 2,977,720        2,926,974
  Accounts payable -- other                            413,992          223,194
  Consumer secondary service fees                       98,514           86,291
  Accrued property taxes                               127,740          137,785
  Other current liabilities                            707,802          680,516
                                                  ------------     ------------
                                                     5,080,917        4,381,576
                                                  ------------     ------------
DEFERRED CREDITS                                       819,636          867,304
                                                  ------------     ------------
                                                  $ 29,917,742     $ 29,621,646
                                                  ============     ============

           The accompanying notes to the financial statements are an
                        integral part of this statement

                      FLATHEAD ELECTRIC COOPERATIVE, INC.
            CONSOLIDATED STATEMENTS OR REVENUE AND PATRONAGE CAPITAL
                        FOR THE YEARS ENDED DECEMBER 31

                                                 1997          1996
                                              -----------   -----------
OPERATING REVENUES                            $38,776,891   $38,298,552
                                              -----------   -----------
OPERATING EXPENSES
  Cost of power                                33,105,909    33,088,405
  Distribution - operating                        656,136       585,167
  Distribution - maintenance                      708,949       684,302
  Consumer accounts                               302,523       271,594
  Sales and consumer expenses                     260,000       247,301
  Administrative and general                    1,399,160     1,272,518
  Depreciation                                    965,999       906,420
  Property taxes                                  268,080       269,791
                                              -----------   -----------
                                               37,666,756    37,325,498
                                              -----------   -----------

                                                1,110,135       973,054
                                              -----------   -----------

FIXED CHARGES
  Interest on long-term debt                    1,060,907       941,798
  Allowance for funds used for
    construction                                 (213,154)     (104,067)
  RUS buy out - gain amortized                    (73,122)      (65,834)
                                              -----------   -----------
                                                  774,631       771,897
                                              -----------   -----------

NON-OPERATING MARGINS
  Sale of land                                     34,377            --
  Interest and patronage dividends                238,725        95,578
  Realized gains and losses                         1,318        18,913
  Extraordinary expenses -
    write off deferred charges                   (129,277)           --
                                              -----------   -----------

NET MARGINS                                       480,647       315,648

PATRONAGE CAPITAL - BEGINNING OF YEAR           7,955,492     8,072,693

  Retirement of capital credits                  (349,739)     (432,849)
                                              -----------   -----------
PATRONAGE CAPITAL - END OF YEAR               $ 8,086,400   $ 7,955,492
                                              ===========   ===========


           The accompanying notes to the financial statements are an
                        integral part of this statement

                      FLATHEAD ELECTRIC COOPERATIVE, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                        FOR THE YEARS ENDED DECEMBER 31

                                                      1997                1996
                                                   -----------         -----------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net margins                                      $   480,647         $   315,648
    Adjustments to reconcile net
    margin to net cash provided
    by operating activities:
  Amortization interest costs                         (213,154)                 --
  Amortization deferred charges                       (129,277)                 --
  Depreciation                                         965,999             906,420
  Amortization of trading securities                   (60,110)             18,913
  Patronage dividends                                   52,692              23,089
  (Increase) decrease in assets:
    Accounts receivable                                276,723          (1,763,008)
    Other current assets                                 3,478               4,949
    Deferred charges                                     3,311              (2,828)
  Increase (decrease) in liabilities:
    Accounts payable                                   241,542           1,798,989
    Consumer deposits                                   12,222              (4,149)
    Accrued taxes                                      (10,045)              9,669
    Other current liabilities                           27,286             126,995
    Deferred credits                                  (110,086)            259,076
                                                   -----------         -----------
NET CASH PROVIDED (USED) BY
  OPERATING ACTIVITIES                               1,541,228           1,693,763
                                                   -----------         -----------
CASH FLOWS FROM INVESTING ACTIVITIES
  Sale of land                                          35,000                  --
  Electric plant additions and
    replacement - net                               (1,894,565)         (1,819,749)
  Change in materials                                   (7,205)            116,151
  Change in land held for sale                           6,877            (441,130)
  Increase investments in associated
    organization                                       (51,692)            (37,747)
  Decrease in temporary investments                    146,542              45,650
  Change in regulatory assets                          (59,486)              7,729
                                                   -----------         -----------
NET CASH PROVIDED (USED) BY
  INVESTING ACTIVITIES                              (1,824,529)         (2,129,096)
                                                   -----------         -----------
CASH FLOWS FROM FINANCING ACTIVITIES
  Loan fund advances CFC                                    --           2,789,650
  Loan fund advances Co-Bank - net                     300,000           1,850,000
  Principal payments on long-term debt                (357,803)           (243,952)
  Patronage capital retirements                       (349,739)           (432,849)
  Pay-off RUS loan                                          --          (3,168,056)
  Principal payments on Economic
    Development loan                                   (12,500)            (12,500)
  Increase in memberships                                8,525               9,895
  Increase in other equities                           109,541              74,253
                                                   -----------         -----------
NET CASH PROVIDED (USED) BY
  FINANCING ACTIVITIES                                (301,976)            866,441
                                                   -----------         -----------
NET CHANGE IN CASH AND CASH EQUIVALENTS               (585,277)            431,108

CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR          552,057             120,949
                                                   -----------         -----------
CASH AND CASH EQUIVALENTS - END OF YEAR            $   (33,220)        $   552,057
                                                   ===========         ===========

           The accompanying notes to the financial statements are an
                        integral part of this statement

                      FLATHEAD ELECTRIC COOPERATIVE, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1-- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations
     Flathead Electric Cooperative, Inc. (FEC) is an Electric Cooperative organized under the Rural Electrification Act of 1936 and incorporated under the laws of the State of Montana in 1939. FEC is a tax exempt Rural Electrical Utility Cooperative under Internal Revenue Service Code Section 501(c)(12). FEC's primary activity is the construction and maintenance of a distribution system fore electrical power which it sells to approximately 12,000 commercial and residential customers located in its service area surrounding Kalispell, Montana. FEC follows the Federal Energy Regulatory Commission's Uniform System of Accounts. Rates charged to customers are established by the Board of Trustees.

     In March of 1996, FEC served as the incorporator for Evergreen Rail Industrial Center, Inc. (ERIC), a taxable subsidiary of FEC. ERIC was formed to manage the commercial-industrial development site adjacent to FEC's headquarters. The goal for the subsidiary is to provide cash flow to FEC to supplement revenue from electric sales, thereby stabilizing retail prices.

Principles of Consolidation
     The consolidated financial statements include the accounts of Evergreen Rail Industrial Center, Inc., a wholly owned subsidiary. All significant intercompany accounts and transactions have been eliminated in consolidation.

Accounting Records
     The Cooperative maintains its accounting records and prepares its financial statements in accordance with the requirements of the Federal Energy Regulatory Commissions Uniform System of Accounts.

     ERIC maintains its accounting records and prepares its financial statements in accordance with generally accepted accounting principles.

Electric Plant
     The electric plant is stated at cost, less related contributions-in-aid of construction. The cost of additions to electric plant includes contract work, direct labor and materials and allocable overheads. Generally, the utility plant is capitalized when the work order becomes part of an operating unit and is energized. However, certain items of plant, referred to as special equipment items (meters and transformers), are capitalized at the time of purchase along with the related standard labor costs of installation. When units of property are retired, sold, or otherwise disposed of in the ordinary course of business, their average costs (specific unit cost for substantially all of the general plant) is removed from utility plant and the cost, less net salvage, is removed from accumulated depreciation. The Cooperative charges to maintenance or operations the cost of labor, materials and other expenses incurred in maintaining the operating efficiency of its plant. Betterments are added to property accounts at cost.

                      FLATHEAD ELECTRIC COOPERATIVE, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

Depreciation
     Depreciation is recorded on the composite basis and is charged to capital and operating accounts at rates adopted by the Board of Directors in conformity with guidelines provided by the Federal Energy Regulatory Commission.

     Depreciation expense is provided by the straight-line method over the composite rate or a specific unit basis.

        Classification
        --------------
        Transmission                                             2.75%
        Distribution                                    2.00% to 6.60%
        General plant
          Structures and improvements                            2.50%
          Office furniture and equipment                         6.50%
          Computers                                             13.00%
          Transportation equipment                       14% to 18.00%
          Power operated equipment                              13.50%
          Communication equipment                                6.50%
          Other general plant                                    4.80%

Investments
     In accordance with FASB pronouncement #115, "Held to Maturity Securities" are reported at amortized cost.

Cash & Cash Equivalents
     For the purpose of reporting cash flows, the Cooperative considers all commercial paper and money funds with an original maturity of three months or less, to be cash equivalents.

Material & Supplies
     Materials and supplies of the Cooperative consist primarily of items for construction and maintenance of its distribution system and are stated at average unit cost.

Patronage Capital & Margins
     In conformity with its bylaws, the Cooperative conducts its operations on a cooperative, nonprofit basis. Annual revenues in excess of the cost of providing service, commonly referred to as net margins, are allocated in the form of "capital credits" to the customers' capital accounts on the basis of patronage. Capital credits due patrons who pass away are paid to the estates of the patrons in accordance with the bylaws.

                      FLATHEAD ELECTRIC COOPERATIVE, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

Operating Revenues

     Operating revenues which include patronage capital are billed monthly to consumers. Approximately one half the consumers are billed on the 15th of the month and one half at the end of the month. Electricity used by one half the members from the 15th to the 30th has not been recorded. This un-billed revenue was approximately $240,000. This amount is consistent with prior years.

Cost of Power

     Cost of power is expensed as consumed.

Pension Costs

     The policy is to fund pension costs accrued.

Business and Credit Risk

     The Cooperative sells electrical energy on account primarily to portions of Flathead County in Northwest Montana. The Company extends credit to its customers who are also members of the Cooperative.

Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles, and FERC requirements, requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Income Taxes

     The Corporation operates under the Internal Revenue Code, Section 501(C)(12), as a tax-exempt cooperative. Accordingly, no provision for income taxes has been made in the consolidated financial statements.

     ERIC, the subsidiary of the Cooperative, is a taxable entity. As of December 31, 1997, the Company had a net operating loss carry forward, for tax purposes, in the amount of approximately $111,407, which is due to expire in the years 2011 and 2012.

NOTE 2 -- DETAIL OF CERTAIN BALANCE SHEET ACCOUNTS

                                          1997                 1996
                                      -----------           -----------
Electric Plant
     Intangible plant                  $       666          $       666
     Distribution plant                 26,917,447           25,344,532
     Transmission plant                  1,530,831            1,071,931
     General plant in service            5,020,808            4,658,457
                                       -----------          -----------
                                        33,469,752           31,075,586
     Construction work in progress       1,286,496            1,786,097
                                       -----------          -----------
                                       $34,756,248          $32,861,683
                                       ===========          ===========

                      FLATHEAD ELECTRIC COOPERATIVE INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 2 - DETAIL OF CERTAIN BALANCE SHEET ACCOUNTS (CONTINUED)


                                                 1997           1996
                                             ------------   ------------

Accounts Receivable
  Rent receivable                            $      2,509   $         -
  Heat pump                                       300,265        369,820
  Consumers                                     2,986,976      3,233,785
  Other -- interest                                 6,600          7,300
  Employees                                         1,851            191
  Economic development loan                        84,375         96,875
  Other                                            54,287         23,475
                                             ------------   ------------
                                                3,436,863      3,731,446
  Allowance for doubtful accounts                 (40,943)       (58,803)
                                             ------------   ------------
                                             $  3,395,920   $  3,672,643
                                             ============   ============

Investments in Associated Organizations
  Patronage capital of associated
    co-ops                                   $    177,138   $    166,517
  Capital term certificates of NRUCFC             758,861        725,895
  Others                                           94,706         86,598
                                             ------------   ------------
                                             $  1,030,705   $    979,010
                                             ============   ============

Patronage Capital
  Assignable                                 $    480,647   $    315,648
  Assigned                                     10,611,988     10,296,340
                                             ------------   ------------
                                               11,092,635     10,611,988
  Retired                                      (3,006,235)    (2,656,496)
                                             ------------   ------------
                                             $  8,086,400   $  7,955,492
                                             ============   ============


Other Equities
  Discount on capital credits                $     80,301   $     58,383
  Unclaimed capital credits                        76,902         57,131
  Donated capital                                 103,302         92,713
  Consumers' collection for
    debt service                                   21,420         21,420
                                             ------------   ------------
                                             $    281,925   $    229,647
                                             ============   ============
Deferred Charges
  Engineering work plan                      $     86,108   $      8,725
  Clearing account                                 34,540         47,758
  Deferred compensation                            25,503         25,866
  Deferred Co-generation plant                         -          67,120
                                             ------------   ------------
                                             $    146,151   $    149,469
                                             ============   ============

Regulatory Assets
  Unfunded, pension costs                    $    145,556   $     62,181
  Deferred personal leave                         244,931        279,524
                                             ------------   ------------
                                             $    390,487   $    341,705
                                             ============   ============

                      FLATHEAD ELECTRIC COOPERATIVE, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - DETAIL OF CERTAIN BALANCE SHEET ACCOUNTS (CONTINUED)

                                               1997           1996
                                             --------       --------
Deferred Credits
     Round up for safety                     $ 11,105       $      -
     Deferred work comp income                 17,880              -
     Advance billing                               96            153
     Deferred loan                                  -         10,765
     Deferred gain (RUS loan buy out)         790,555        856,386
                                             --------       --------
                                             $819,636       $867,304
                                             ========       ========

     The deferred credit arose in late December 1995, and February 1996, when the Cooperative paid off certain RUS notes early. The Cooperative received a certain "discount" and will amortize the potential gain over the period of the notes that were obtained to pay off RUS. The recording of this transaction is in accordance with FASB 75.

NOTE 3 - CAPITAL CREDITS

     In November, 1992 the State of Montana ruled that all capital credit checks unclaimed after five years are to be escheated to the State of Montana or allowed to be used for educational programs. The Cooperative has elected to donate these funds for educational programs after the statutory five year period.

NOTE 4 - PENSION COSTS

     All full-time employees of the Cooperative participate in the National Rural Electric Cooperative Association (NRECA) Retirement and Security Program, a defined benefit pension plan qualified under Section 401 and tax exempt under Section 501(a) of the Internal Revenue Code. In this multiple-employer plan, the accumulated benefits and plan assets are not determined or allocated separately by individual employer. The total cost to the Cooperative of this plan for the years ended December 31, 1997 and 1996, approximated $136,549 and $33,658, respectively which was charged to expense and other accounts on the basis of payroll distribution.

     The Cooperative has unfunded prior service costs which will be amortized over the future service period of those active employees who are expected to benefit under the plan. During 1996, such prior service costs were recorded as an asset and related liability in accordance with Statement of Financial Accounting Standards Board (SFAS) Statement No. 87, Employers' Accounting for Pensions. The total cost to the Cooperative for prior period service costs was $11,599 in 1997 and $11,707 in 1996.

                      FLATHEAD ELECTRIC COOPERATIVE, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 -- CONTINGENT LIABILITY

     On November 25, 1981, the Cooperative entered into an agreement with the United States Government to guarantee a portion of certain loans made to North Central Data Cooperative (NCDC) by the U.S. Government.

     If NCDC were to default on loans from the government, the Cooperative has agreed to pay a percentage of such loans, not to exceed $107,610 plus interest.

     In consideration of this commitment, the Cooperative receives a preferred rate on their data processing fees.

NOTE 6 -- COMMITMENTS

     The Cooperative is a participant in the Montana Electric and Telephone Systems Pool (METSPOOL), an organization which provides workers' compensation insurance coverage to Montana electric and telephone cooperatives. METSPOOL is a self-insurance trust formed pursuant to the provisions of the Montana Electric and Telephone Systems self-insured workers' compensation pool resolution. Member cooperatives make contributions to the trust which provides mutual workers' `compensation insurance protection for all members of the trust based on a actuarial study. In addition, Flathead Electric Cooperative, Inc. has taken an excess indemnity policy for workers' compensation insurance to provide for any unexpected loss experience in the METSPOOL trust.

     Under its wholesale power agreement, the Cooperative is committed to purchase the majority of its electric power and energy requirements from Bonneville Power Administration until June 30, 2001. The rates paid for such purchases are subject to renewal.

     The Cooperative entered into a power purchase and sales agreement with Columbia Falls Aluminum Company and Hinson Power Company. The agreement to purchase power from Hinson is for the period July 20, 1995 to July 20, 2005.

     As of December 31, 1997, the Cooperative has the following purchase commitments:

     Turtles - Hunt Company                               $ 39,000
     Wires - MES                                            56,000
     Poles - B.J. Carney                                    12,000

                      FLATHEAD ELECTRIC COOPERATIVE, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 7 -- DETAILS OF LONG-TERM DEBT


   National Rural Utilities Cooperative
   Finance Corporation:
       7%     Note due 7-18-2007                                     $    18,062
       7%     Note due 7-18-2008                                          48,485
       7%     Note due 7-10-2009                                         126,062
     6.65%    Note due 4-15-2010                                         100,072
     6.2%     Note due 1-26-2014                                         538,646
     6.2%     Note due 6-17-2015                                         776,143
     6.625%   Note due 7-21-2017                                         695,668
     6.2%     Note due 2-18-2023                                       1,635,304
     6.15%    Note due 10-20-1998                                        250,421
     6.15%    Note due 10-20-1999                                        265,786
     6.15%    Note due 10-20-2000                                        282,819
     6.2%     Note due 10-20-2001                                        364,414
     6.35%    Note due 10-20-2002                                        372,807
     6.2%     Note due 10-20-2003                                        386,855
     6.6%     Note due 10-20-2004                                        288,397
     6.35%    Note due 10-20-2005                                        153,328
     6.35%    Note due 10-20-2005                                        198,078
     6.7%     Note due 10-20-2006                                        428,634
     6.5%     Note due 10-20-2007                                        443,106
     6.8%     Note due 10-20-2008                                        455,458
     6.6%     Note due 10-20-2009                                        462,754
     6.9%     Note due 10-20-2010                                        431,171
     6.7%     Note due 10-20-2011                                        472,641
     6.9%     Note due 10-20-2012                                        464,593
     6.75%    Note due 10-20-2013                                        476,020
     7.3%     Note due 10-20-2014                                        424,979
     6.8%     Note due 10-20-2015                                        386,545
     7.3%     Note due 10-20-2016                                        301,695
     6.85%    Note due 10-20-2017                                        249,090
     7.3%     Note due 10-20-2018                                        183,888
     7.3%     Note due 10-20-2019                                        192,361
     7.3%     Note due 10-20-2020                                        201,187
     7.35%    Note due 10-20-2021                                        210,624
     7.35%    Note due 10-20-2022                                        220,464
     7.35%    Note due 10-20-2023                                        101,514
                                                                     -----------
                                                                      12,608,071
                                                                    ------------
   Co-Bank:
     6.6%     Note due 01-14-98                                          300,000
     7.65%    Note due 12-21-2026                                      1,492,336
     6.45%    Note due 01-20-2032                                      1,492,336
                                                                     -----------
                                                                       3,284,672
                                                                     -----------
   RUS:
        0%    Economic Development                                        75,000
                                                                     -----------
                                                                     $15,967,743
                                                                     ===========

                      FLATHEAD ELECTRIC COOPERATIVE, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 7 -- DETAILS OF LONG-TERM DEBT (CONTINUED)

     Substantially all assets are pledged as security for long-term debt to CFC, and Co-Bank.

     As of December 31, 1997, annual maturities of long-term debt outstanding, for the next five years are as follows:

          1998                     $755,149
          1999                      470,514
          2000                      487,547
          2001                      569,142
          2002                      577,535


NOTE 8 -- LEASES

     The Cooperative has an operating lease for a copier machine. The contract, for 60 months, was signed in July of 1995. The lease expense charge was $5,244 for the years 1997 and 1996. At December 31, 1997, the obligation for the remaining life of the lease was, $5,244 for 1998; $5,244 for 1999; and $3,059 for 2000.

NOTE 9 -- TERMINATION OF EXCHANGE TRANSMISSION CONTRACT

     During 1988, the Cooperative received $642,318 from the Bonneville Power Administration on the termination of their exchange contract. These funds will be used as an ETCA credit on consumer bills and have been invested in zero coupon bonds which are scheduled to mature as needed.

     The assets in the fund are carried at cost (FASB-115). The fund consists of the following assets at December 31, 1997; these are "held to maturity securities":

               Amortized  Unrealized   Estimated    Face Value     Approx.
                  Cost       Gain      Fair Value   At Maturity   Date Due
               ---------  ----------   ----------   -----------  ----------
Zero            $ 33,862    $ 45,597     $ 79,459      $ 80,000     2-15-98
Zero              33,654      47,356       81,010        85,000    11-15-98
Zero              30,065      45,281       75,346        85,000     2-15-00
Zero              27,442      43,845       71,287        85,000     2-15-01
Zero              25,252      42,192       67,444        84,000    11-15-01
Cash                  95          --           95            95     1-01-98
               ---------  ----------   ----------   -----------
                $150,370    $224,271     $374,641      $419,095
               =========  ==========   ==========   ===========


     All of the above assets are intended to provide security for the consumers because the Cooperative is party to an agreement with BPA that stipulates all funds, including interest, must be distributed to certain consumers or applied to their bills.

                      FLATHEAD ELECTRIC COOPERATIVE, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 9 -- TERMINATION OF EXCHANGE TRANSMISSION CONTRACT (CONTINUED)

     Beginning balance ETCA funds (assets)        $199,022
     Add:      Interest income                      31,348
     Deduct:   Transfer to operating account       (80,000)
                                                  --------
     Ending balance ETCA funds assets             $150,370
                                                  ========

     Beginning balance ETCA liability             $199,022
     Add:      Interest income                      31,348
     Deduct:   Amount applied to
               consumers' bills                    (80,000)
                                                  --------
     Ending balance ETCA liability                $150,370
                                                  ========

NOTE 10 -- TEMPORARY INVESTMENTS

     The following is a schedule of long and midterm, non-current investments showing approximate cost, carrying value, and approximate market value.

                                                               Approximate
                                   Approximate    Carrying     Fair Market
                                      Cost          Value         Value
                                   -----------    --------     -----------
Temporary Investments
"Held to Maturity":
  CMO FHLMC G40112                  $ 97,871      $ 97,871      $ 99,672
  CMO FHLMC G186454                  149,156       155,743       149,156
  FNMA POOL 50419                     77,400        77,877        77,400
  Certificate of deposits            298,000       304,842       304,842
  Interest bearing account            38,977        38,977        38,977
  Accrued income                       4,502         4,502         4,502
                                    --------      --------      --------
                                    $665,906      $679,812      $674,549
                                    ========      ========      ========

     The Cooperative has adopted Financial Accounting Standard Board pronouncement #115. Accordingly, "Held to Maturity Securities" are reported at amortized cost.


NOTE 11 -- CONCENTRATION OF CREDIT RISK

     At certain times, the Cooperative has bank account balances in excess of FDIC or FSLIC insurance protection.

                      FLATHEAD ELECTRIC COOPERATIVE, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 -- ENVIRONMENTAL ISSUES

     The Cooperative is subject to laws and regulations relating to the protection of the environment. The Cooperative's policy is to accrue environmental and cleanup related costs of a non-capital nature when it is both probable that a liability has been incurred and when the amount can be reasonably estimated. Although it is not possible to quantify with any degree of certainty the potential financial impact of the Cooperative's continuing compliance efforts, management believes any furture remediation or other compliance related cost will not have a material adverse effect on the financial condition or reported results of operations of the Cooperative.

NOTE 13 -- UTILITY INDUSTRY

     The electric utility industry is undergoing dynamic change. A bill was passed in the 1997 Montana Legislature that addresses restructuring of the electric utility business, allows for pilot programs in customer choice, sets 2002 as the time for choice by all electric customers, and provides for recovery of various prior period costs. The law also addresses the need for energy efficiency and the concerns of low income customers. There is no way to predict the financial impact on the future financial statements of the Cooperative. The Cooperative has made changes to its organizational structure and is moving toward activity based accounting to better position itself for the future.

NOTE 14 -- MANAGEMENT AGREEMENT

     Flathead Electric Cooperative, Inc. has entered into a management agreement with the Evergreen Rail Industrial Center, its subsidiary.
     The agreement provides for the Corporation to reimburse Flathead Electric Cooperative for the actual cost to the Cooperative of services provided the Corporation, "such as staff time, office supplies and the like."

NOTE 15 -- EXTRAORDINARY CHARGE

     The Cooperative wrote off, during 1997, deferred costs of investigating and performing feasibility studies for co-generation plants with Plum Creek Timber Company $67,120 and Lincoln Electric $62,157.

                      FLATHEAD ELECTRIC COOPERATIVE, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 16 -- ASSET IMPAIRMENT

     Effective January 1, 1996, the Cooperative adopted SFAS 121, "Accounting for Impairment of Long-lived Assets and for Long-Lived Assets to be Disposed of". This statement requires that long-lived assets to be held and used by an entity be reviewed for impairment whenever events or changes in circumstance indicate that the carrying amount of an asset may not be recoverable. The Cooperative evaluated all its assets based upon SFAS 121 and does not expect adoption of this standard to have a material effect on its consolidated financial statements.


NOTE 17 -- INTEREST CAPITALIZED

     Interest during construction must be capitalized. Interest costs of $104,067 in 1996, and $213,154 in 1997, were capitalized into various plant accounts.


NOTE 18 -- FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying value of cash and cash equivalents, receivables, payables, accrued liabilities, and short-term borrowings approximate the fair value because of the short-term maturity of those instruments. The fair value of long-term debt has been estimated as the same as the carrying value because the Cooperative has recently re-financed all loans at current market rates and terms.


NOTE 19 -- LOAN AGREEMENT PROVISIONS

     The Cooperative made a board approved patronage capital refund that could be determined to violate a covenant of the long-term debt agreement. If the Cooperative pays patronage dividends in excess of 25% of the prior year's net margin, the Cooperative must maintain equity of 30% or more. The equity at year end was 28%.

     The long-term lenders were contacted. Co-Bank waived the loan covenant requiring Flathead Electric Cooperative to have an equity level of at least 30% after the distribution of patronage capital for the year ended December 31, 1997 and 1996. However, this waiver shall only be valid for the year ended December 31, 1997 and 1996, and does not apply to future years. CFC has indicated that no approval is required as the equity position following the refund will be greater than 20%.


NOTE 20 -- LITIGATION

     The Cooperative is a defendant in a lawsuit arising from normal business activities. Management has reviewed the pending litigation with legal counsel and believes that action is without merit, or the ultimate liability, if any, resulting from it will not materially affect the Cooperative's financial position.

                      FLATHEAD ELECTRIC COOPERATIVE, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 21 -- DETAIL OF CONSOLIDATED ACCOUNTS

Consolidated Balance Sheet Detail -- December 31, 1997

                                          Flathead         Evergreen Rail
                                          Electric           Industrial         Consolidated        Consolidated
                                         Cooperative           Center              Entries            Balances
                                        ------------       -------------        ------------        ------------
ELECTRIC PLANT
  In service                            $ 33,469,752        $        --         $        --         $ 33,469,752
  Construction in progress                 1,286,496                 --                  --            1,286,496
                                        ------------        -----------         -----------         ------------
                                          34,756,248                 --                  --           34,756,248
  Less accum. depreciation               (11,516,701)                --                  --          (11,516,701)
                                        ------------        -----------         -----------         ------------
                                          23,239,547                 --                 --            23,239,547
                                        ------------        -----------         -----------         ------------
OTHER ASSETS AND INVESTMENTS
  Land -- held for sale/lease/inv                 --        $ 1,472,179          (1,037,926)             434,253
  Investments in associated org.           1,305,409              1,000            (275,704)           1,030,705
  ETCA  special funds                        150,370                 --                  --              150,370
  Temporary investments                      679,812                 --                  --              679,812
  Regulatory assets                          390,487                 --                  --              390,487
                                        ------------        -----------         -----------         ------------
                                           2,526,078          1,473,179          (1,313,630)           2,685,627
                                        ============        ===========         ===========         ============
CURRENT ASSETS
  Operating cash                             (50,721)            17,501                  --              (33,220)
  Accounts receivable                      4,722,329              2,509          (1,328,918)           3,395,920
  Materials and supplies                     473,195                 --                  --              473,195
  Other current assets                        10,522                 --                  -0               10,522
                                        ------------        -----------         -----------         ------------
                                           5,155,325             20,010          (1,328,918)           3,846,417
                                        ------------        -----------         -----------         ------------
DEFERRED CHARGES                             146,151                 --                  --              146,151
                                        ------------        -----------         -----------         ------------
                                        $ 31,067,101        $ 1,493,189         $(2,642,548)        $ 29,917,742
                                        ============        ===========         ===========         ============
EQUITY
  Memberships                           $    285,900        $        --         $        --         $    285,900
  Patronage capital                        8,197,807            164,297            (275,704)           8,086,400
  Other                                      281,925                 --                  --              281,925
                                        ------------        -----------         -----------         ------------
                                           8,765,632            164,297            (275,704)           8,654,225
                                        ------------        -----------         -----------         ------------
OTHER LIABILITIES
  ETCA special funds                         150,370                 --                  --              150,370
                                        ------------        -----------         -----------         ------------
LONG-TERM DEBT                            15,212,594          1,328,918          (1,328,918)          15,212,594
                                        ------------        -----------         -----------         ------------
CURRENT LIABILITIES
  Current long-term debt                     755,149                 --                  --              755,149
  Consumer accounts
    payable -- power                       2,977,720                 --                  --            2,977,720
  Consumer accounts
    payable -- other                         413,992                 --                  --              413,992
  Secondary service fees                      98,540                (26)                 --               98,514
  Accrued property tax                       127,740                 --                  --              127,740
  Other current liabilities                  707,802                 --                  --              707,802
                                        ------------        -----------         -----------         ------------
                                           5,080,943                (26)                 --            5,080,917
                                        ------------        -----------         -----------         ------------
DEFERRED CREDITS                           1,857,562                 --          (1,037,926)             819,636
                                        ------------        -----------         -----------         ------------
                                        $ 31,067,101        $ 1,493,189         $(2,642,548)        $ 29,917,742
                                        ============        ===========         ===========         ============

                      FLATHEAD ELECTRIC COOPERATIVE, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 - DETAIL OF CONSOLIDATED ACCOUNTS (CONTINUED)

Consolidated Revenue & Patronage Capital Detail - December 31, 1997




                                                      Flathead           Evergreen Rail
                                                      Electric             Industrial            Consolidated        Consolidated
                                                     Cooperative             Center                 Entries            Balances
                                                     -----------         -------------           ------------        ------------
OPERATING REVENUES                                   $38,753,929         $    22,962             $          -        $ 38,776,891
                                                     -----------         -----------             ------------        ------------
OPERATING EXPENSES
   Cost of power                                      33,105,909                   -                        -          33,105,909
   Distribution - operating                              656,136                   -                        -             656,136
   Distribution - maintenance                            708,949                   -                        -             708,949
   Consumer accounts                                     302,523                   -                        -             302,523
   Sales and consumer expenses                           260,000                   -                        -             260,000
   Administration and general                          1,360,860              38,300                        -           1,399,160
   Depreciation                                          957,346               8,653                        -             965,999
   Property tax                                          255,998              12,082                        -             268,080
                                                     -----------         -----------            -------------        ------------
                                                      37,607,721              59,035                        -          37,666,756
                                                     -----------         -----------            -------------        ------------
                                                       1,146,208             (36,073)                       -           1,110,135
FIXED CHARGES
   Interest                                             (774,631)            (21,824)                  21,824            (774,631)
                                                     -----------         -----------            -------------        ------------
                                                         371,577             (57,897)                  21,824             335,504
NON OPERATING MARGINS
   Interest and dividend income                          256,796               3,753                  (21,824)            238,725
   Unrealized gains and losses                             1,318                   -                        -               1,318
   Gain on land sale                                      34,377                   -                        -              34,377
   Extraordinary expense
     Write off deferred items                           (129,277)                  -                        -            (129,277)
                                                     -----------         -----------            -------------        ------------

NET MARGINS                                              534,791             (54,144)                       -             480,647

PATRONAGE CAPITAL -
   BEGINNING OF YEAR                                   7,955,492             154,817                 (154,817)          7,955,492

   Investment proceeds                                        -               63,624                  (63,624)                  -

   Retirement of
     capital credits                                    (349,739)                  -                        -            (349,739)

   Eliminate last period loss                             57,263                   -                  (57,263)                  -
                                                     -----------         -----------            -------------        ------------
PATRONAGE CAPITAL -
   END OF YEAR                                       $ 8,197,807         $   164,297            $    (275,704)       $  8,086,400
                                                     ===========         ===========            =============        ============

                      FLATHEAD ELECTRIC COOPERATIVE, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 21 -- DETAIL OF CONSOLIDATED ACCOUNTS (CONTINUED)

Consolidated Balance Sheet Detail -- December 31, 1996


                                       Flathead          Evergreen Rail
                                       Electric            Industrial        Consolidated      Consolidated
                                      Cooperative            Center             Entries          Balances
                                     -------------       --------------      ------------      ------------
ELECTRIC PLANT
  In service                          $ 31,075,586         $        -         $         -      $ 31,075,586
  Construction in progress               1,786,097                  -                   -         1,786,097
                                      ------------         ----------         -----------      ------------
                                        32,861,683                  -                   -        32,861,683
  Less Accum. depreciation             (10,881,417)                 -                   -       (10,881,417)
                                      ------------         ----------         -----------      ------------
                                        21,980,266                  -                   -        21,980,266
                                      ------------         ----------         -----------      ------------

OTHER ASSETS AND INVESTMENTS
  Land - held for sale/lease/inv                 -          1,479,056          (1,037,926)          441,130
  Investments in associated org.         1,190,093              1,000            (212,083)          979,010
  ETCA special funds                       199,022                  -                   -           199,022
  Temporary investments                    826,354                  -                   -           826,354
  Regulatory assets                        341,705                  -                   -           341,705
                                      ------------         ----------         -----------      ------------
                                         2,557,174          1,480,056          (1,250,009)        2,787,221
                                      ------------         ----------         -----------      ------------

CURRENT ASSETS
  Operating cash                           537,513             14,544                   -           552,057
  Accounts receivable                    5,001,561                  -          (1,328,918)        3,672,643
  Materials and supplies                   465,990                  -                   -           465,990
  Other current assets                      14,000                  -                   -            14,000
                                      ------------         ----------         -----------      ------------
                                         6,019,064             14,544          (1,328,918)        4,704,690
                                      ------------         ----------         -----------      ------------
DEFERRED CHARGES                           138,704             10,765                   -           149,469
                                      ------------         ----------         -----------      ------------
                                      $ 30,695,208         $1,505,365         $(2,578,927)     $ 29,621,646
                                      ============         ==========         ===========      ============

EQUITY
  Memberships                         $    277,375         $        -         $         -      $    277,375
  Patronage capital                     9 ,050,684            154,817          (1,250,009)        7,955,492
  Other                                    229,647                  -                   -           229,647
                                      ------------         ----------         -----------      ------------
                                         9,557,706            154,817          (1,250,009)        8,462,514
                                      ------------         ----------         -----------      ------------

OTHER LIABILITIES
  ETCA special funds                       199,022                  -                   -           199,022
                                      ------------         ----------         -----------      ------------
LONG-TERM DEBT                          15,711,230          1,328,918          (1,328,918)       15,711,230
                                      ------------         ----------         -----------      ------------
CURRENT LIABILITIES
  Current long-term debt                   326,816                  -                   -           326,816
  Consumer accounts payable -
    power                                2,926,974                  -                   -         2,926,974
  Consumer accounts payable -
    other                                  223,194                  -                   -           223,194
  Secondary service fees                    86,291                  -                   -            86,291
  Accrued property tax                     137,785                  -                   -           137,785
  Other current liabilities                669,652             10,864                   -           680,516
                                      ------------         ----------         -----------      ------------
                                         4,370,712             10,864                   -         4,381,576
                                      ------------         ----------         -----------      ------------
DEFERRED CREDITS                           856,538             10,766                               867,304
                                      ------------         ----------         -----------      ------------
                                      $ 30,695,208         $1,505,365         $(2,578,927)     $ 29,621,646
                                      ============         ==========         ===========      ============

                       FLATHEAD ELECTRIC COOPERATIVE, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 -- DETAIL OF CONSOLIDATED ACCOUNTS (CONTINUED)

Consolidated Revenue & Patronage Capital Detail -- December 31, 1996

                                         Flathead      Evergreen Rail
                                         Electric        Industrial      Consolidated    Consolidated
                                        Cooperative        Center           Entries        Balances
                                        -----------    --------------    ------------    ------------
OPERATING REVENUES                      $38,295,224       $ (3,328)       $        --     $38,298,552
                                        -----------       --------        -----------     -----------
OPERATING EXPENSES
  Cost of power                          33,088,405             --                 --      33,088,405
  Distribution -- operating                 585,167             --                 --         585,167
  Distribution -- maintenance               684,302             --                 --         684,302
  Consumer accounts                         271,594             --                 --         271,594
  Sales and consumer expenses               247,301             --                 --         247,301
  Administration and general              1,220,897         51,621                 --       1,272,518
  Depreciation                              899,210          7,210                 --         906,420
  Property tax                              269,791             --                 --         269,791
                                        -----------       --------        -----------     -----------
                                         37,266,667         58,831                 --      37,325,498
                                        -----------       --------        -----------     -----------
                                          1,028,557        (55,503)                --         973,054
FIXED CHARGES
  Interest                                 (771,897)        (2,350)             2,350        (771,897)
                                        -----------       --------        -----------     -----------
                                            256,660        (57,853)             2,350         201,157
NON OPERATING MARGINS
  Interest and dividend income               97,338            590             (2,350)         95,578
  Unrealized gains and losses                18,913             --                 --          18,913
  Gain on land sale                       1,037,926             --         (1,037,926)             --
                                        -----------       --------        -----------     -----------
NET MARGINS                               1,410,837        (57,263)        (1,037,926)        315,648

PATRONAGE CAPITAL --
  BEGINNING OF YEAR                       8,072,693             --                 --       8,072,693

  Retirement of capital credits            (432,849)            --                 --        (432,849)
                                        -----------       --------        -----------     -----------
PATRONAGE CAPITAL --
  END OF YEAR                           $ 9,050,681       $(57,263)       $(1,037,926)    $ 7,955,492
                                        ===========       ========        ===========     ===========


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